As filed with the Securities and Exchange Commission on February 18, 2015

Registration No. 333-199129

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

(Exact name of registrant as specified in governing instruments)

2901 Butterfield Road

Oak Brook, Illinois 60523

(630) 218-8000

(Address, including zip code, and telephone number, including, area code of principal executive offices)

The Corporation Trust, Inc.

300 East Lombard Street

Baltimore, Maryland 21202

(410) 539-2837

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison Suite 3800 Chicago, Illinois 60602-4342 (312) 962-3567	Robert H. Baum Executive Vice President and General Counsel The Inland Real Estate Group, Inc. 2901 Butterfield Road Oak Brook, Illinois 60523 (630) 218-8000

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this registration statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒  Registration No. 333-199129

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-11 (No. 333-199129) is filed pursuant to Rule 462(d) solely to add certain exhibits not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.	Financial Statements and Exhibits.

(b)     Exhibits: The list of exhibits filed as part of this Registration Statement on Form S-11 is set forth on the Exhibit Index following the signature pages hereto.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 1 to Form S-11 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oak Brook, State of Illinois, on February 18, 2015.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

By:	/s/ Mitchell A. Sabshon
Name:	Mitchell A. Sabshon
Its:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel L. Goodwin Daniel L. Goodwin	Director and Chairman of the Board	February 18, 2015

/s/ Mitchell A. Sabshon Mitchell A. Sabshon	Director, President and Chief Executive Officer (Principal Executive Officer)	February 18, 2015

* Adrian Corbiere	Independent Director	February 18, 2015

* Michael W. Reid	Independent Director	February 18, 2015

* Donald E. Tolva	Independent Director	February 18, 2015

/s/ JoAnn M. McGuinness JoAnn M. McGuinness	Chief Operating Officer	February 18, 2015

/s/ Catherine M. Lynch Catherine L. Lynch	Chief Financial Officer (Principal Financial Officer)	February 18, 2015

/s/ David Z. Lichterman David Z. Lichterman	Vice President, Treasurer and Chief Accounting Officer (Principal Accounting Officer)	February 18, 2015

* /s/ Cathleen M. Hrtanek Cathleen M. Hrtanek Attorney-in-fact		February 18, 2015

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.1*	Dealer Manager Agreement, dated February 17, 2015

1.2**	Form of Soliciting Dealer Agreement (included as Exhibit A in Exhibit 1.1)

3.1*	Articles of Amendment and Restatement of Inland Residential Properties Trust, Inc. , dated February 17, 2015

3.2**	Bylaws of Inland Residential Properties Trust, Inc.

4.1**	Distribution Reinvestment Plan (included in Appendix B)

4.2*	Share Repurchase Program, dated February 17, 2015

4.3*	Agreement of Limited Partnership of Inland Residential Operating Partnership, L.P. , dated February 17, 2015

5*	Opinion of Venable LLP

8**	Opinion of Proskauer Rose LLP

10.1*	Business Management Agreement, dated February 17, 2015

10.2*	Master Real Estate Management Agreement, dated February 17, 2015

10.3*	Escrow Agreement, dated February 17, 2015

10.4*	Employee and Director Incentive Restricted Share Plan

10.5**	Trademark License Agreement

21.1**	Subsidiaries of the Registrant

23.1**	Consent of KPMG LLP

23.2*	Consent of Venable LLP (included in Exhibit 5)

23.3**	Consent of Proskauer Rose LLP (included in Exhibit 8)

24**	Power of Attorney

99.1**	Non-Retaliation Policy

99.2**	Responsibilities of the Compliance Officer of the Company

*	Filed herewith.
**	Previously filed.